Exhibit 99.1

PRESS RELEASE Brussels, 4 August 2016

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

ANHEUSER-BUSCH INBEV ANNOUNCES STRUCTURE AND LEADERSHIP OF COMBINED GROUP IN RECOMMENDED COMBINATION WITH SABMILLER

Anheuser-Busch InBev SA/NV (“AB InBev”) (Euronext: ABI) (NYSE: BUD) (MEXBOL: ABI) (JSE: ANB) is pleased to announce the organizational structure, leadership team and other key appointments for the combined group intended to be implemented following completion of the recommended business combination with SABMiller plc (“SABMiller”).

This organizational design would allow the combined group to focus on delivering its ambitious long-term organic growth objectives while integrating the two businesses, capturing the best of both.

Through the largely complementary geographical footprints and brand portfolios of AB InBev and SABMiller, the combined group would have operations in virtually every major beer market and would provide tremendous growth opportunities across new and existing markets around the world.

Global Headquarters

The combined group will be headquartered in Leuven, Belgium, and will have its Global Functional Management Office in New York.

Following the completion of the combination, it is intended that a presence will be retained in SABMiller’s UK offices in Woking for people working on integration and business continuity for a transitional period, allowing the combined group to fully capture synergies and best practices while continuing to grow the business.

Any changes would be implemented with due respect for applicable legal and works council considerations and consultation requirements.

Zone Structure

To maximize growth opportunities and build on the strengths of both SABMiller and AB InBev in their respective markets, from completion the combined group will be organized into nine geographical Zones. This design has been carefully thought out to allow for focus on organic growth while being able to capture the announced transaction synergies.

The Zones and their corresponding countries will be:

1.	North America (headquartered in St. Louis): United States and Canada
2.	Middle Americas (headquartered in Mexico City): Mexico, El Salvador and Honduras
3.	Latin America North (headquartered in São Paulo): Brazil, the Dominican Republic, Guatemala, Panama, St. Vincent, Cuba, Puerto Rico, Barbados, Dominica and the Caribbean
4.	Latin America South (headquartered in Buenos Aires): Argentina, Uruguay, Chile, Paraguay and Bolivia
5.	Latin America COPEC (headquartered in Bogotá): Colombia, Peru and Ecuador

PRESS RELEASE Brussels, 4 August 2016

6.	Europe (headquartered in Leuven): UK, Ireland, France, Italy, Spain, Germany, Belgium, Luxembourg, the Netherlands, Switzerland, Austria, Ukraine, Russia and Export Europe and Middle East (EEME)
7.	Asia Pacific North (headquartered in Shanghai): China, South Korea and Japan
8.	Asia Pacific South (headquartered in Melbourne): Australia, New Zealand, India, Vietnam and other South and Southeast Asian countries
9.

Africa (headquartered in Johannesburg): South Africa, Botswana, Swaziland, Mozambique, Malawi, Namibia, Zambia, Lesotho, Uganda, Ethiopia, African Islands, Tanzania, South Sudan, Kenya, Nigeria and Ghana

Following the establishment of these Zone headquarters, it is intended that existing SABMiller hubs in Miami, Florida, Hong Kong and Beijing will be phased out within a few months after completion of the combination. The future of the SABMiller Europe hub in Zug will be determined as part of the process of divestment of SABMiller’s Central and Eastern European businesses, which, as previously announced, would be implemented following completion of the combination, which we expect to take place on 10 October 2016.

Executive Board of Management

The Executive Board of Management (EBM) will be composed of the Zone Presidents and Functional Heads, or ‘Chiefs,’ reporting to Carlos Brito, AB InBev’s Chief Executive Officer. Mauricio Leyva of SABMiller, now Managing Director of SAB (Pty) Ltd., will join the EBM as Zone President, Middle Americas.

CEO Carlos Brito

Functional Chiefs

Sabine Chalmers, Chief Legal & Corporate Affairs Officer

Michel Doukeris, Chief Sales Officer (effective January 2017)

Felipe Dutra, Chief Financial & Technology Officer

Pedro Earp, Chief Disruptive Growth Officer

Claudio Garcia, Chief People Officer

Peter Kraemer, Chief Supply Officer

Tony Milikin, Chief Procurement Officer

Miguel Patricio, Chief Marketing Officer

Transitional Roles:

David Almeida, Chief Integration Officer

Claudio Braz Ferro, Chief Supply Integration Officer

Zone Presidents

Jan Craps, Asia Pacific South

Jean Jereissati, Asia Pacific North (effective January 2017)

Mauricio Leyva, Middle Americas

Carlos Lisboa, Latin America South (effective January 2017)

Stuart MacFarlane, Europe

Ricardo Moreira, Latin America COPEC

João Castro Neves, North America

Bernardo Pinto Paiva, Latin America North

Ricardo Tadeu, Africa

For full biographies of the EBM team members, please visit: www.globalbrewer.com/the-team/

Africa & South Africa

In line with our commitment to the African continent, which we believe will be a critical driver of growth for the combined company, and our desire to build on the strong heritage of SABMiller in the region, we are also pleased to confirm that Mr. Jabu Mabuza has agreed to serve as Chairman of the Africa Board. In the coming months Mr. Mabuza and Carlos Brito, who will also join the Africa Board, will work together to finalize the governance and constitution of the Board.

Mr. Mabuza is currently the Chairman of the board of Telkom SA, Sphere Holdings and Business Unity South Africa. He has held a number of board memberships, including the Tanzanian Breweries Limited, Castle Brewing Company (Kenya) and South African Tourism. He was also Group Chief Executive of Tsogo Sun Holdings and CEO of FABCOS Marketing.

“We are fully committed to driving growth across the African continent, working very closely with the communities in which the business operates to advance both the commercial and social agendas,” said

PRESS RELEASE Brussels, 4 August 2016

Carlos Brito, CEO of AB InBev. “I am honored that Mr. Jabu Mabuza has agreed to lead our Africa Board as Chairman. His successful entrepreneurial background, pan-African experience and involvement with the public sector will be invaluable to the combined group and the Africa board, which will play an important role in advising the business across the continent as it moves forward.”

We are also pleased to announce the appointment of Yokesh Maharaj, currently Sales and Distribution Director for SAB (Pty) Ltd., as Business Unit President South Africa, succeeding Mauricio Leyva. Mr. Maharaj joined SAB in 2001 as a Management Trainee and has since held a number of positions within the organization, including SAB District Manager for the Limpopo Region, SAB General Manager for the East Coast Region, SAB General Manager for the Egoli Region and SAB Human Resources Director.

Integration and Continuity

We are also pleased to confirm that John Davidson (General Counsel and Corporate Affairs Officer, SABMiller), Johann Nel (Group Human Resources Director, SABMiller) and Mark Bowman (Managing Director, SABMiller Africa) will remain with the combined group for a transitional period of at least 6 months following completion to assist with the critical tasks of integration, talent retention and stakeholder management.

All of these changes related to the structure and leadership of the combined group are conditional upon, and would be implemented following, the successful completion of the recommended business combination, which we anticipate would occur on 10 October 2016, and with due respect for applicable legal and works council considerations and consultation requirements. These changes are also subject to satisfaction of the conditions to the combination, including the approval of AB InBev and SABMiller shareholders.

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ABI) and South Africa (JSE: ANB) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and the company’s portfolio of well over 200 beer brands continues to forge strong connections with consumers. This includes global brands Budweiser®, Corona® and Stella Artois®; international brands Beck’s®, Leffe® and Hoegaarden®; and local champions Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Victoria®, Modelo Especial®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Cass® and Jupiler®. Anheuser-Busch InBev’s dedication to quality goes back to a brewing tradition of more than 600 years and the Den Hoorn brewery in Leuven, Belgium, as well as the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser Busch InBev leverages the collective strengths of more than 150,000 employees based in 26 countries worldwide. In 2015, AB InBev realized 43.6 billion US dollar revenue. The company strives to be the Best Beer Company Bringing People Together For a Better World. For more information, please visit: www.ab-inbev.com.

PRESS RELEASE Brussels, 4 August 2016

CONTACTS

Media	Investors

Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com

Karen Couck Tel: +1-212-573-9283 E-mail: karen.couck@ab-inbev.com Kathleen Van Boxelaer Tel: +32-16-27-68-23 E-mail: kathleen.vanboxelaer@ab-inbev.com	Heiko Vulsieck Tel: +32-16-27-68-88 E-mail: heiko.vulsieck@ab-inbev.com Lauren Abbott Tel: +1-212-573-9287 E-mail: lauren.abbott@ab-inbev.com

PRESS RELEASE Brussels, 4 August 2016

NOTES

Disclosure requirements of the Code

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

PRESS RELEASE Brussels, 4 August 2016

Forward Looking Statements

This press release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include statements relating to AB InBev’s proposed business combination with SABMiller and the intended organisational structure of the combined group, and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and SABMiller and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the satisfaction of the conditions to the transactions described herein, the ability to obtain the regulatory approvals related to the transactions and the ability to satisfy any conditions required to obtain such approvals, and the risks relating to AB InBev described under Item 3.D of its Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 14 March 2016. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. There can be no certainty that the proposed transactions will be completed on the terms described herein or at all.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F, reports furnished on Form 6-K, and any other documents that AB InBev or SABMiller have made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Future SEC Filings and This Filing: Important Information

In the event that AB InBev and SABMiller implement a transaction relating to the business combination of AB InBev and SABMiller, AB InBev or Newbelco SA/NV (a Belgian limited liability company formed for the purposes of such transaction) may be required to file relevant materials with the SEC. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING SUCH POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from AB InBev, without charge, once they are filed with the SEC.

Notice to US investors

US holders of SABMiller shares should note that the steps of any transaction requiring approval by SABMiller shareholders may be implemented under a UK scheme of arrangement provided for under English company law. If so, it is expected that any shares to be issued under the transaction to SABMiller shareholders would be issued in reliance upon the exemption from the registration requirements of the US Securities Act of 1933, provided by Section 3(a)(10) thereof and would be subject to UK disclosure requirements (which are different from those of the United States). The transaction may instead be implemented by way of a takeover offer under English law. If so, any securities to be issued under the transaction to SABMiller shareholders will be registered under the US Securities Act, absent an applicable exemption from registration. If the transaction is implemented by way of UK takeover offer, it will be done in compliance with the applicable rules under the US Exchange Act of 1934, including any applicable exemptions provided under Rule 14d-1(d) thereunder.

This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.